CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

July 7, 2008

SX Venture Exchange Symbol:  CMA

OTC Bulletin Board:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS PROVIDES UPDATE ON SIERRA LEONE EXPLORATION PROGRAM ON THE SEWA RIVER PROSPECTING LICENCE

Cream Minerals Ltd. (CMA – TSX-V) (“Cream” or the “Company”) is pleased to report that it has exported a parcel of diamonds from its mining licences on the Sewa River.  Canada Border Services approved the release of the shipment following normal review of documentation including the Kimberley Process Certificate.  This first parcel included 112 stones with a total weight of 53.93 carats.  An independent value estimate of US$10,701 from the Government Gold and Diamond Office (GGDO) of Sierra Leone was attached.  This value estimate is the basis upon which the 6% royalty on diamonds payable to the Government of Sierra Leone is established.  The Company believes that the process is now recognized as a well established norm for the country and will assure a timely movement of rough diamonds from further production.

The independent valuation indicated an average value of US$198/ct for the parcel which included one 2.92 carat stone valued by GGDO at US$1,071/ct for a total value of US$3,128.  This compares favourably with an average value reported for diamonds from the Ekati and Diavik mines in Canada of $140/ct and US$104/ct (Stats Canada 2004 report), respectively.

Casierra Development Fund Inc. (“CDF”), the Company’s joint venture partner, has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  CDF also obtained its second offshore special Exclusive Prospecting Licence (“EPL”) in 1994 at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano Rivers.

The work program for the last two field programs in 2007 and 2008 were concentrated on the Sewa River Licence which had not had any known exploration work on it since 2005.  The first three bulk samples taken in 2007 under the Sewa River Exploration Licence sampling program successfully confirmed estimates of diamond grades as reported by the Geological Survey of Sierra Leone.  The three bulk samples of approximately 6 cubic meters of diamondiferous alluvial products yielded ten individual diamonds whose total weight averaged 0.55 carats per cubic meter.  This grade was comparable to historical estimates of Hall (1966) for the mineral potential of this licence EPL 1/94.  Water levels in the Sewa were exceptionally low in the early part of 2007, exposing nine transverse dykes in the downstream part of the 10-kilometre stretch of the River covered by the recently acquired mining licence.  Several dykes are visible on the upstream sector of the exploration licence according to a traverse by inflatable boat during this work.  These dykes act as giant natural riffles across the full width of the riverbed, resulting in the concentration of heavy minerals such as diamonds and gold.

Close to the downstream boundary of the licence, artisanal miners were recovering sufficient gold to justify their hand mining efforts.  A request is being made to the Mines Department to include gold in the permitted minerals of the diamond exploration licence.

As a result of the encouragement of the results in the 2007 program, a crew was mobilized in early 2008 and in February 2008, a bulk sampling program was commenced.

The 2008 program of test mining on the Sewa River licence area was undertaken on the flanks of two of the five largest diabase dykes that cross the 500 meter wide river.  The success of the program was in large part due to good cooperation between the Company and the local landowners.  Some infrastructure work including road maintenance and bridge construction was also completed which improves access for the operations and the villages along the Sewa River.  There was very good cooperation between the Company and local landowners.  Initial work on the claims was encouraging, but both artisanal and local miners have been working the claims for several years unknown to the Company, and hence the three test areas examined did not give the recovery expected.  There are many untested areas, but work has now been halted with the approach of the rainy season and higher water levels.

An environmental study and application for conversion to a full mining licence are necessary for the next stage of exploration on the Sewa Licence.  Meanwhile, the Company is reviewing its options with respect to the Sewa claims.  Cream has determined that it will write the property down to a nominal carrying value of $1, and will review its future plans for the licence over the next few months.  All dredging and concentrator plant equipment have been re-located to a secure storage facility.

Mr Val Collier has been confirmed as Country Agent for Cream to assist in forwarding the projects in Sierra Leone.  As a respected career civil servant and former Commissioner of the Anti-Corruption Commission, he brings a strong element of corporate social responsibility to the operations going forward.  Application has been made to enter the Sewa and the Marine Alluvial projects into two separate BVI companies, which will allow the Cream group of companies to operate with more flexibility in Sierra Leone.  KPMG Partners in Freetown assisted with the registration of the Cream BVI companies in Sierra Leone, which was completed at the end of April 2008.

Application is being made to extend the term of the Marine exploration licence for a further two years as provided for in the regulations in order to permit time for a bulk sampling program later this year.

B. Ainsworth, PEng., BC is the Qualified Person responsible for preparing this news release for Cream Minerals Ltd.  For further information, please contact:

Frank A. Lang, BA, MA, P. Eng.

President and CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622  Fax: (604) 687-4212  Toll Free: 1-888-267-1400

Email: info@creamminerals.com, or visit the Company’s website:  www.creamminerals.com

Or,

Catarina Cerqueira, CHF Investor Relations

Tel: (416) 868-1079, Ext. 251 Email: catarina@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify “Cream Minerals Ltd.” in the subject line or contact the Company directly.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.